Exhibit 21.1

Subsidiaries of

Radiant Logistics, Inc.

Name of Subsidiary	State of Incorporation or Organization
Radiant Global Logistics, Inc. (formerly Airgroup Corporation)	Washington
Radiant Logistics Partners LLC (40% owned by Radiant Global Logistics, Inc.)	Delaware
Radiant Customs Services, Inc.	Washington
Radiant Transportation Services, Inc. (formerly Radiant Logistics Global Services, Inc.)	Delaware
Adcom Express, Inc.	Minnesota
DBA Distribution Services, Inc.	New Jersey
Green Acquisition Company	Washington
Transmart, Inc.	Washington
Radiant Logistics Global Services, Inc. (formerly Radiant Transportation Services, Inc.)	Washington
International Freight Systems (of Oregon), Inc.	Oregon
RGL Mexico LLC	Washington
Radiant Off-Shore Holdings LLC	Washington
On Time Express, Inc.	Arizona